FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1:    Name and Address of Company

Alamos Gold Inc. (“Alamos”)
Brookfield Place
181 Bay Street, Suite 3910
Toronto, Ontario M5J 2T3
Item 2:    Date of Material Change
March 27, 2024
Item 3:    News Releases
A news release was disseminated on March 27, 2024 via GlobeNewswire and a copy was subsequently filed on SEDAR+.

Item 4:    Summary of Material Change
On March 27, 2024, Alamos and Argonaut Gold Inc. (“Argonaut”) announced the entering into of an arrangement agreement (the “Arrangement Agreement”), pursuant to which Alamos has agreed to acquire all of the issued and outstanding shares of Argonaut pursuant to a court-approved plan of arrangement (the “Arrangement”) under the Business Corporations Act (Ontario).
In connection with the Arrangement, Alamos will acquire Argonaut’s Magino mine, located adjacent to its Island Gold mine in Ontario, Canada, and other Canadian assets. Concurrently with the transaction, Argonaut’s assets in the United States and Mexico will be spun out to existing shareholders as a newly created junior gold producer (“SpinCo”). SpinCo will own the Florida Canyon mine in the United States, as well as the El Castillo Complex, the La Colorada operation, and the Cerro del Gallo project, located in Mexico.
Item 5:    Full Description of Material Change
5.1     Full Description of Material Change
On March 27, 2024, Alamos and Argonaut entered into the Arrangement Agreement. In connection with the Arrangement, Alamos will acquire Argonaut’s Magino mine, located adjacent to its Island Gold mine in Ontario, Canada, and other Canadian assets. Concurrently with the Arrangement, Argonaut’s assets in the United States and Mexico will be spun out to its existing shareholders as SpinCo.
Under the terms of the Arrangement, each Argonaut common share outstanding will be exchanged for 0.0185 Alamos common shares and 1 share of SpinCo1 (the “Exchange Ratio”). The Exchange Ratio implies estimated total consideration of C$0.40 per Argonaut common share, or approximately US$325 million. This represents a 34% premium based on Argonaut’s and Alamos’ closing prices on March 26, 2024 on the Toronto Stock Exchange (“TSX”), and a 41% premium based on both companies’ 20-day volume-weighted average prices. Total consideration includes C$0.34 of an Alamos common share, based on the closing price of Alamos common shares on the TSX on March 26, 2024, and SpinCo common shares with an estimated value of C$0.062. Alamos expects to issue approximately 20.3 million common shares in connection with the Arrangement, representing an equity value of approximately US$276 million on a fully diluted in-the-money basis, and an enterprise value of US$516 million.
Upon completion of the Arrangement, existing Alamos and Argonaut shareholders will own approximately 95% and 5% of the pro forma company, respectively.
Private Placement Transaction
In connection with the Arrangement, Alamos agreed to provide Argonaut with a private placement equity financing in the amount of C$50 million priced at an 8% discount to Argonaut’s 5-day volume-weighted average share price as of March 26, 2024, providing Alamos with a 13.8% interest in Argonaut on an issued and outstanding basis. This financing will allow Argonaut to fund its immediate liquidity needs related to its loan facilities and operations. The private placement transaction closed on April 4, 2024.
SpinCo
SpinCo will own the Florida Canyon mine in the United States, as well as the El Castillo Complex, the La Colorada operation, and the Cerro del Gallo project, located in Mexico. Upon SpinCo going public, Alamos has agreed to subscribe for a further US$10 million to obtain a 19.9% interest in SpinCo.
Required Approvals and Other Terms and Conditions
The Boards of Directors of Alamos and Argonaut have each determined that the Arrangement is in the best interests of their respective companies, having taken into consideration advice from their respective financial advisors, and have unanimously approved the Arrangement Agreement. The Board of Directors of
1 Shares issued in SpinCo as part of the Exchange Ratio do not reflect a planned 10:1 share consolidation of SpinCo.
2 Based on consensus analyst estimates for the underlying assets and comparable peer market multiples.

Argonaut recommends that Argonaut shareholders vote in favour of the Arrangement.
The Arrangement will require approval by 66⅔% of the votes cast by Argonaut shareholders at a special meeting of Argonaut shareholders expected to be held on or about June 21, 2024 (the “Special Meeting”). The directors and members of senior management of Argonaut, as well as Argonaut’s two largest shareholders (representing approximately 40% of Argonaut’s common shares outstanding), have entered into voting support agreements, pursuant to which they have agreed to vote their shares in favour of the Arrangement.
In addition to shareholder approval and the approval of the Ontario Superior Court of Justice (Commercial List), the Arrangement will be subject to applicable regulatory approvals and the satisfaction of other customary conditions. The Arrangement Agreement includes customary deal protection provisions, including fiduciary-out provisions, non-solicitation covenants and rights to match any superior proposals. A break fee in the amount of C$20 million is payable to Alamos by Argonaut in certain circumstances, should the Arrangement not be completed, and an expense reimbursement fee is payable by Alamos to Argonaut in certain circumstances, should the Arrangement not be completed.
A copy of the Arrangement Agreement and plan of arrangement relating thereto and other related documents have been filed with the Canadian securities regulatory authorities and are available for viewing on the SEDAR+ website at www.sedarplus.ca. For further details of the material change, please refer to the joint news release of Alamos and Argonaut disseminated on March 27, 2024 via GlobeNewswire.
Additional information regarding the Arrangement will be provided in the management information circular of Argonaut for the Special Meeting, which will also be filed on the SEDAR+ website at www.sedarplus.ca under Argonaut’s issuer profile in due course.
Advisors and Counsel
Alamos’ financial advisor is CIBC Capital Markets. Alamos’ legal counsel is Torys LLP.
Argonaut’s financial advisors are Scotiabank and Cormark Securities Inc. Cormark Securities Inc., the independent financial advisor to the Board of Directors of Argonaut, provided an opinion that, as of the date thereof and subject to the assumptions, limitations and qualifications stated therein, the consideration to be received by Argonaut shareholders pursuant to the Arrangement is fair, from a financial point of view, to Argonaut shareholders. Argonaut’s legal counsel is Bennett Jones LLP.

5.2     Disclosure for Restructuring Transactions
Not applicable.
Item 6:    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.
Item 7:    Omitted Information
Not applicable.
Item 8:    Executive Officer
Nils F. Engelstad
Senior Vice President, General Counsel
416-368-9932
notice@alamosgold.com
Item 9:    Date of Report
April 8, 2024